SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                             GREY GLOBAL GROUP INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
        Limited Duration Class B Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   39787M 108
                                   39787M 207
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                     (CUSIP Number of Class of Securities)

                            Edward H. Meyer, Trustee
                           c/o Grey Global Group Inc.
                      777 Third Avenue, New York, NY 10017
                                 (212) 546-2000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Morris J. Kramer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                January 5, 2004
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )

                         (Continued on following pages)

                              (Page 1 of 2 Pages)

                                  SCHEDULE 13D

CUSIP Nos.        39787M 108  (Common Stock)                   Page 2 of 2 Pages

                  39787M 207 (Class B Stock)

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(1)    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Voting Trust established pursuant to a Voting Trust Agreement, dated as of February 24, 1986, as amended and restated
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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) ( )
                                                                       (b) (x)
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(3)    SEC USE ONLY

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(4)    SOURCE OF FUNDS
           N/A

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(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e) ( )

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(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

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                (7)   SOLE VOTING POWER

                      Voting Trust established 1986:
 NUMBER OF            -----------------------------
   SHARES                      103,733   shares of Common Stock
BENEFICIALLY                   127,726   shares of Class B Stock
 OWNED BY             ---------------------------------------------------------
   EACH         (8)   SHARED VOTING POWER
REPORTING                      None
  PERSON              ---------------------------------------------------------
   WITH         (9)   SOLE DISPOSITIVE POWER
                               None
                      ---------------------------------------------------------
                (10)  SHARED DISPOSITIVE POWER
                               None
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(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Voting Trust established 1986:
       -----------------------------
       103,733 shares of Common Stock
       127,726 shares of Class B Stock
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(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (  )

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(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       Voting Trust established 1986:
       -----------------------------
       9.1% of Common Stock
       55.0% of Class B Stock
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(14)   TYPE OF REPORTING PERSON
           OO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 15 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer, as Trustee, as amended by Amendments No. 1 through 14 to the Statement on Schedule 13D. This filing relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock, and Class B Stock being hereinafter collectively referred to as the "Shares"), of Grey Global Group Inc., a Delaware corporation, formerly known as Grey Advertising Inc. (the "Company"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read as follows:

            (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of January 5, 2004 was 103,733 shares of Common Stock (approximately 9.1% of the shares of Common Stock outstanding(1)) and 127,726 shares of Class B Stock (approximately 55.0% of the shares of Class B Stock outstanding) which collectively represents approximately 36.4% of the votes entitled to be cast at a meeting of stockholders of the Company.

            Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

            As of January 5, 2004, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

        Name                           Address
_______________________________________________________________________________
Nancy Bachrach                    777 Third Avenue
                                  New York, NY 10017
Robert L. Berenson                777 Third Avenue
                                  New York, NY 10017
Robert C. Burruss                 777 Third Avenue
                                  New York, NY 10017
Carolyn Carter                    777 Third Avenue
                                  New York, NY 10017
Erica H. Feigin                   777 Third Avenue
                                  New York, NY 10017
Steven G. Felsher                 777 Third Avenue
                                  New York, NY 10017
Steven G. and Susan Felsher       777 Third Avenue
                                  New York, NY 10017
Warren Fischer                    777 Third Avenue
                                  New York, NY 10017
Richard Krain                     777 Third Avenue
                                  New York, NY 10017
Neil Kreisberg                    777 Third Avenue
                                  New York, NY 10017
Kenneth Levy                      777 Third Avenue
                                  New York, NY 10017
Robert Skollar                    777 Third Avenue
                                  New York, NY 10017
Milton Weinstock                  1572 54th Street
                                  Brooklyn, NY 11219


______________________

(1) Except as otherwise noted herein, the percentages reflected in this Item 5 are based on the number of shares of Common Stock and Class B Stock outstanding as of December 31, 2003, after giving effect to the exercise of the option (the "1995 Option") to purchase 40,000 shares of Common Stock pursuant to the Company's Stock Incentive Plan and the surrender of shares in satisfaction of the exercise price and tax withholding obligations.

            As of January 5, 2004, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

       Name                           Address
_______________________________________________________________________________
C. Jeffrey Stein                  777 Third Avenue
                                  New York, NY  10017

            As of January 5, 2004:

            (A) Anthony E. Meyer and Margaret A. Meyer, each having the address 777 Third Avenue, New York, NY 10017, have each deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and

            (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 7.2% of the total number of shares of Common Stock, (ii) approximately 47.4% of the total number of shares of Class B Stock and (iii) approximately 31.2% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

            Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 12,103 shares of Common Stock and 56,944 shares of Class B Stock (approximately 1.1% and 24.5%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

            In addition, but excluding the 1995 Option, Mr. Meyer, who is a Beneficiary under the Voting Trust, has the right to acquire an aggregate of 50,000 shares of Common Stock at exercise prices of $235.00 per share and $332.50 per share through the exercise of outstanding options ("Options") within the sixty days following December 31, 2003. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that, upon exercise, such shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement. However, in light of the scheduled expiration of the Voting Trust on March 21, 2004, no additional Shares are expected to be deposited in the Voting Trust. For similar reasons, the shares issued to Mr. Meyer upon exercise of the 1995 Option and the conversion of the Debentures were not deposited in the Voting Trust. For a more detailed description of the exercise of the 1995 Option and the conversion of the Debentures and their definitions, reference is made to Amendment No. 12 to the Statement on Schedule 13D, filed by Edward H. Meyer.

            These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 2004


VOTING TRUST established pursuant to
the Voting Trust Agreement, dated as
of February 24, 1986, as amended and
restated


/s/ Edward H. Meyer
Edward H. Meyer, as Trustee